
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5

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1. Name and Address of Reporting Person *

Capital Z Partners, Ltd.
   (Last)                   (First)                 (Middle)

54 Thompson Street
                            (Street)

New York                    NY                        10012
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

7/30/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

Universal American Financial Corp. (UHCO)

5. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


6. If Amendment, Date or Original (Month/Year)


7. Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X     Form filed by More than One Reporting Person
       -----

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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Common Stock, par value $0.01                           26,144,060                       I           (1), (2), (3), (4), (5), (6)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(3-99)


FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
----------------------------  ---------------------  ------------------------------------------------

Explanation of Responses:

See attached.

The reporting person disclaims beneficial ownership of these securities to the extent of its pecuniary interest therein.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


CAPITAL Z PARTNERS, LTD.


     /s/ Robert A. Spass                                August 10, 1999
--------------------------------                        ---------------
** Signature of Reporting Person                             Date

Robert A. Spass,
Title: Deputy Chairman of the Board

Name and Address of Reporting Person

Capital Z Partners, Ltd.
54 Thompson Street
New York, NY 10012

Issuer Name and Ticker or Trading Symbol

Universal American Financial Corp. (UHCO)


Date of Event
Requiring Statement

July 30, 1999

Explanation of Responses

(1) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of: (i) Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), which directly owns 25,571,713 shares of Common Stock and (ii) Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), which directly owns 135,839 shares of Common Stock. The number of shares listed in item 2 includes 436,508 shares of Common Stock directly owned by Capital Z Management, LLC, a related entity performing management services for Cap Z Fund II and Cap Z Private Fund II.

                             Joint Filer Information
                             -----------------------

Name:                                      Capital Z Financial Services Fund II,
                                           L.P.
Address:                                   54 Thompson Street
                                           New York, NY 10012
Designated Filer:                          Capital Z Partners, Ltd.
Issuer Name and Ticker Symbol:             Universal American Financial Corp.
                                           (UHCO)
Date of Event Requiring Statement:         July 30, 1999
Relationship of Joint Filer to Issuer:     10% Direct Owner

Explanation of Responses

(2) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P., which directly owns 25,571,713 shares of Common Stock.


Date:    August 10, 1999             Signature:

                                     CAPITAL Z FINANCIAL SERVICES
                                     FUND II, L.P.

                                     By: Capital Z Partners, L.P., its
                                         General Partner

                                     By: Capital Z Partners, Ltd., its
                                         General Partner

                                     By: /s/ Robert A. Spass
                                         -------------------
                                         Name: Robert A. Spass
                                         Title: Deputy Chairman of the Board

                             Joint Filer Information
                             -----------------------

Name:                                      Capital Z Financial Services Private
                                           Fund II, L.P.
Address:                                   54 Thompson Street
                                           New York, NY 10012
Designated Filer:                          Capital Z Partners, Ltd.
Issuer Name and Ticker Symbol:             Universal American Financial Corp.
                                           (UHCO)
Date of Event Requiring Statement:         July 30, 1999
Relationship of Joint Filer to Issuer:     10% Direct Owner

Explanation of Responses

(3) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Private Fund II, L.P., which directly owns 135,839 shares of Common Stock.


Date:    August 10, 1999             Signature:

                                     CAPITAL Z FINANCIAL SERVICES
                                     PRIVATE FUND II, L.P.

                                     By: Capital Z Partners, L.P., its
                                         General Partner

                                     By: Capital Z Partners, Ltd., its
                                         General Partner

                                     By: /s/ Robert A. Spass
                                         -------------------
                                         Name: Robert A. Spass
                                         Title: Deputy Chairman of the Board

                             Joint Filer Information
                             -----------------------

Name:                                      Capital Z Partners, L.P.
Address:                                   54 Thompson Street
                                           New York, NY 10012
Designated Filer:                          Capital Z Partners, Ltd.
Issuer Name and Ticker Symbol:             Universal American Financial Corp.
                                           (UHCO)
Date of Event Requiring Statement:         July 30, 1999
Relationship of Joint Filer to Issuer:     10% Indirect Owner

Explanation of Responses

(4) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of: (i) Capital Z Financial Services Fund II, L.P., which directly owns 25,571,713 shares of Common Stock and (ii) Capital Z Financial Services Private Fund II, L.P., which directly owns 135,839 shares of Common Stock.


Date:    August 10, 1999             Signature:

                                     CAPITAL Z PARTNERS, L.P.

                                     By: Capital Z Partners, L.P., its
                                         General Partner

                                     By: Capital Z Partners, Ltd., its
                                         General Partner

                                     By: /s/ Robert A. Spass
                                         -------------------
                                         Name: Robert A. Spass
                                         Title: Deputy Chairman of the Board

                             Joint Filer Information
                             -----------------------

Name:                                      Steven M. Gluckstern
Address:                                   54 Thompson Street
                                           New York, NY 10012
Designated Filer:                          Capital Z Partners, Ltd.
Issuer Name and Ticker Symbol:             Universal American Financial Corp.
                                           (UHCO)
Date of Event Requiring Statement:         July 30, 1999
Relationship of Joint Filer to Issuer:     10% Indirect Owner

Explanation of Responses

(5) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of: (i) Capital Z Financial Services Fund II, L.P.("Cap Z Fund II"), which directly owns 25,571,713 shares of Common Stock and (ii) Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), which directly owns 135,839 shares of Common Stock (collectively, the "Fund Securities"). The number of shares listed in item 2 includes 436,508 shares of Common Stock (together with the Fund Securities, the "Securities") directly owned by Capital Z Management, LLC ("Cap Z Management"), a related entity performing management services for Cap Z Fund II and Cap Z Private Fund II. Steven M. Gluckstern is a member of the
         Investment Committees of each of the Reporting Person and Capital Z Management. As such, Mr. Gluckstern exercises voting and dispositive control over the Securities, but he disclaims beneficial ownership in the Securities to the extent that he does not have a pecuniary interest therein.

Date:    August 10, 1999                   Signature:


                                           /s/ Steven M. Gluckstern
                                           ------------------------
                                           Steven M. Gluckstern

                             Joint Filer Information
                             -----------------------

Name:                                      Robert A. Spass
Address:                                   54 Thompson Street
                                           New York, NY 10012
Designated Filer:                          Capital Z Partners, Ltd.
Issuer Name and Ticker Symbol:             Universal American Financial Corp.
                                           (UHCO)
Date of Event Requiring Statement:         July 30, 1999
Relationship of Joint Filer to Issuer:     10% Indirect Owner

Explanation of Responses

(6) The Reporting Person is the sole general partner of Capital Z Partners, L.P., which is the sole general partner of: (i) Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), which directly owns 25,571,713 shares of Common Stock and (ii) Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), which directly owns 135,839 shares of Common Stock (collectively, the "Fund Securities"). The number of shares listed in item 2 includes 436,508 shares of Common Stock (together with the Fund Securities, the "Securities") directly owned by Capital Z Management, LLC ("Cap Z Management"), a related entity performing management services for Cap Z Fund II and Cap Z Private Fund II. Robert A. Spass is a member of the Investment Committee of each of the Reporting Person and Capital Z Management.
         As such, Mr. Spass exercises voting and dispositive control over the Securities, but he disclaims beneficial ownership in the Securities to the extent that he does not have a pecuniary interest therein.

Date:    August 10, 1999                   Signature:


                                           /s/ Robert A. Spass
                                           -------------------
                                           Robert A. Spass